Exhibit 99.2

AMENDMENT AND FORBEARANCE EXTENSION AGREEMENT

This Amendment and Forbearance Extension Agreement (the “Agreement”), dated as of October 26, 2022 (the “Effective Date”), is made by and between JGB (Cayman) Port Ellen Ltd., in its capacity as Holder (the “Holder”), ObsEva SA, a Swiss stock corporation (the “Company”) and each of ObsEva USA Inc., ObsEva Ireland Ltd., and ObsEva Europe B.V., as subsidiary guarantors (collectively, the “Subsidiary Guarantors”, and together with the Company, the “Company Parties”).

WHEREAS, the Holder and the Company are parties to that certain Amended and Restated Securities Purchase Agreement, deemed dated as of October 12, 2021 (as the same may be amended, amended and restated, supplemented or otherwise modified from time to time in accordance with its provisions, the “SPA”), whereby, among other things, (i) the Company has issued to the Holder, and the Holder has acquired from the Company, that certain Senior Secured Convertible Note due October 12, 2024, in the aggregate original principal amount of $31,496,063 (as amended, the “First Tranche Note”), and that certain Senior Secured Convertible Note due January 28, 2025, in the aggregate original principal amount of $10,500,000 (as amended, the “Second Tranche Note” and together with the First Tranche Note, the “Outstanding Notes” and each an “Outstanding Note”), (ii) each of the Subsidiary Guarantors have executed that certain Corporate Guaranty, dated October 12, 2021 (the “Guaranty”), pursuant to which each such Subsidiary Guarantor guaranteed, among other things, payment of the Obligations (as defined in such Corporate Guaranty), and (iii) the Company and Holder entered into that certain Registration Rights Agreement dated as of October 12, 2021 (as the same may be amended, amended and restated, supplemented or otherwise modified from time to time in accordance with its provisions, the “Registration Rights Agreement”);

WHEREAS, as of the date hereof, $5,162,087.88 aggregate principal amount of the First Tranche Note and $1,959,538.57 aggregate principal amount of the Second Tranche Note remain outstanding;

WHEREAS, the Holder is the holder of (x) a Common Stock Purchase Warrant to purchase 1,634,877 shares of the Company’s common stock, par value CHF 1/13 per share (the “Common Stock”), at an exercise price of $3.67 per share and having an expiration date of October 12, 2025 (the “First Warrant”), and (y) a Common Stock Purchase Warrant to purchase 1,018,716 shares of Common Stock at an exercise price of $1.87 per share and having an expiration date of January 28, 2026 (the “Second Warrant” and together with the First Warrant, the “Warrants” and each a “Warrant”);

WHEREAS, Events of Default have occurred and are continuing under Section 8(a)(vi) (to state in writing to be unable to pay its debts as they fall due and seeking the granting of a preliminary moratorium (sursis proviso ire) by the courts of competent jurisdiction of the Swiss canton of Geneva ) and Section 8(a)(xvii) (the occurrence of a Material Adverse Effect) and an Event of Default may occur under Section 8(a)(viii) (failure to be listed on a Trading Market) of the Outstanding Notes, in each case, as a result of the matters disclosed in the Company’s July 27, 2022 press release (https://finance.yahoo.com/news/obseva-announces-corporate-updates-110000457.html) (the “Subject Defaults”).

WHEREAS, the Company and the Holder are parties to that certain Amendment and Forbearance Agreement, dated as of July 31, 2022 (the “Forbearance Agreement”), pursuant to which, among other things, the Holder agreed to refrain and forebear from exercising or pursuing any rights or remedies under the Outstanding Notes or any other Transaction Document with respect to the Subject Defaults until the Forbearance Termination Date (as defined in the Forbearance Agreement);

WHEREAS, the parties now desire to enter into this Agreement to, among other things, (i) extend the Forbearance Termination Date, (ii) exchange an aggregate of $500,000 of outstanding principal amount and all accrued and unpaid interest on the Outstanding Notes through and including October 31, 2022, for shares of Common Stock (the “Exchange”), and (iii) amend the Outstanding Notes pursuant to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	Definitions. Capitalized terms used and not defined in this Agreement shall have the respective meanings given such terms in the SPA.

2.	Certain Acknowledgements. Holder and the Company Parties acknowledge and agree that:

a.

the Outstanding Notes, the Warrants, the SPA, the Guaranty, the Registration Rights Agreement, the Forbearance Agreement and the other Transaction Documents are legal, valid, binding and enforceable against the Company and the Subsidiary Guarantors in accordance with their terms;

b.

each Company Party’s respective obligations under the Outstanding Notes and the other Transaction Documents (the “Obligations”) are not subject to any setoff, deduction, claim, counterclaim or defenses of any kind or character whatsoever;

c.

the Subject Defaults have occurred and are continuing and, as a result, except as otherwise set forth in the Forbearance Agreement, Holder is entitled to immediate payment of the Obligations and to exercise rights and remedies under the Outstanding Notes and the other Transaction Documents;

d.

notwithstanding anything to the contrary in any Transaction Document, Holder shall not be obligated to purchase Notes at any Mandatory Tranche Closing or any Optional Tranche Closing or to otherwise extend any credit to the Company pursuant to any of the Transaction Documents; provided, any representations and warranties of the Company pursuant to the SPA that are deemed given as of a Mandatory Tranche Closing Date or Optional Tranche Closing Date shall not be so given if Purchaser declines to purchase Notes at such Mandatory Tranche Closing or Optional Tranche Closing; and

e.

Holder has fully and timely performed all of its obligations and duties in compliance with the Transaction Documents and applicable law, and has acted reasonably, in good faith and appropriately under the circumstances.

3.

Principal Exchange. Effective on the date hereof, and aggregate of $500,000 of the outstanding principal balance and all accrued and unpaid interest on the Outstanding Notes through and including October 31, 2022, as set forth below, shall be exchanged for, and the Company hereby agrees to issue to the Holder, 2,631,579 shares of Common Stock (the “Exchange Shares”), which Exchange Shares shall be issued pursuant to Article IV, Section (b)(ii) of each Outstanding Note. Of the Exchange Shares, 2,038,111 shares shall be issued in respect of the First Tranche Note and 593,469 shares shall be issued in respect of the Second Tranche Note. The Holder and the Company further acknowledge and agree that (i) the Exchange Shares shall be treated as Conversion Shares under the SPA and the First Tranche Note, entitled to the benefits of the Registration Rights Agreement, and the date hereof shall be considered the “Conversion Date” for purposes of the Company’s issuance and delivery of the Exchange Shares, and (ii) following such exchange, the outstanding principal balance of the First Tranche Note shall be as follows:

Outstanding Note	Current Outstanding Principal Balance of Note	All Accrued and Unpaid Interest on the Outstanding Notes through and including October 31, 2022	Amount of Outstanding Principal and Accrued and Unpaid Interest Exchanged for Exchange Shares	Remaining Outstanding Balance	Remaining Accrued and Unpaid Interest on the Outstanding Notes as of October 31, 2022
First Tranche Note	$5,162,087.88	$81,733.06	$362,423.00	$4,881,397.94	$0
Second Tranche Note	$1,959,538.57	$31,026.03	$137,577.00	$1,852,987.60	$0

4.	Amendments to the Outstanding Notes.

a.

Effective on the date hereof, each of the Holder and the Company Parties agree that Section 4(a)(v) of the First Tranche Note shall be amended and restated in its entirety and replaced with the following:

“(b) Conversion Price. The conversion price shall be equal to (i) with respect to the first $1,087,271 of outstanding principal balance converted hereunder, $0.19, and (ii) for the remaining outstanding principal balance thereafter, $0.26, in each case subject to adjustment as provided herein (the “Conversion Price”).”

b.

Effective on the date hereof, each of the Holder and the Company Parties agree that Section 4(a)(v) of the Second Tranche Note shall be amended and restated in its entirety and replaced with the following:

“(b) Conversion Price. The conversion price shall be equal to (i) with respect to the first $412,729 of outstanding principal balance converted hereunder, $0.19, and (ii) for the remaining outstanding principal balance thereafter, $0.26, in each case subject to adjustment as provided herein (the “Conversion Price”).”

5.

Forbearance. Subject to the satisfaction of the conditions precedent set forth in Section 8 below, Holder agrees, (i) with respect to the Subject Defaults (but only the Subject Defaults), that it will continue to refrain and forebear from exercising or pursuing any rights or remedies under the Outstanding Notes or any other Transaction Document until (but only until) the Extended Forbearance Termination Date (defined below), and (ii) with respect to any interest that has accrued and is owing as of the date hereof (other than the accrued and unpaid interest paid in connection with the Exchange) and any interest that shall accrue and be payable from the date hereof until the Extended Forbearance Termination Date, Holder agrees that such interest shall continue to be deferred and not payable until the first Business Day following the Extended Forbearance Termination Date. The Company agrees that until such time that any such accrued and unpaid interest is paid in cash, the Holder may convert such accrued and unpaid interest into shares of Common Stock in accordance with Article IV of the Outstanding Notes. Any term or provision hereof to the contrary notwithstanding, Holder is not waiving any of its rights or remedies under the Outstanding Notes or any other Transaction Document, but instead is simply agreeing not to take remedial action with respect to the Subject Defaults until the Extended Forbearance Termination Date.

The “Extended Forbearance Termination Date” shall mean the earlier of (i) December 1, 2022, (ii) the date when Holder becomes aware that any Event of Default (other than the Subject Defaults) has occurred and is continuing, and (iii) the date upon which a preliminary moratorium (sursis proviso ire) has been granted by the courts of competent jurisdiction of the Swiss canton of Geneva. Upon the occurrence of the Extended Forbearance Termination Date, Holder may pursue any rights and remedies available to it under the Outstanding Notes or any other Transaction Document, or pursuant to law or otherwise, with respect to any Events of Default that have then occurred and are continuing (including the Subject Defaults), including, but not limited to, imposing a default rate of interest, demanding immediate repayment of the Obligations or pursuing any or all other rights and remedies of the Holder under the Transaction Documents or applicable law. For greater certainty, and notwithstanding anything contained herein to the contrary, nothing contained in this Section 5 or elsewhere in this Amendment shall be deemed a waiver of any condition precedent set forth in Section 2.5 of the SPA to the Holders obligation to purchase Notes at any Mandatory Tranche Closing or any Optional Tranche Closing under the SPA.

6.

Release. In further consideration of the Holder’s execution of this Agreement, each of the Company Parties, on behalf of itself and its successors, assigns, parents, subsidiaries, affiliates, officers, directors, employees, agents and attorneys, hereby forever, fully, unconditionally and irrevocably waives and releases the Holder and its successors, assigns, parents, subsidiaries, affiliates, officers, directors, employees, attorneys and agents (collectively, the “Releasees”) from any and all claims, liabilities, obligations, debts, causes of action (whether at law or in equity or otherwise), defenses, counterclaims, setoffs, of any kind, whether known or unknown, whether liquidated or unliquidated, matured or unmatured, fixed or contingent, directly or indirectly arising out of, connected with, resulting from or related to any act or omission by the Holder or any other Releasee, on or prior to the date hereof, with respect to the Transaction Documents (collectively, the “Claims”). Each Company Party further agrees that none of them shall commence, institute, or prosecute any lawsuit, action or other proceeding, whether judicial, administrative or otherwise, to prosecute, collect or enforce any Claim.

7.	Representations and Warranties of the Company Parties. Each of the Company Parties represents and warrants, severally and jointly, to the Holder that:

a.

Authorization; Enforcement. Each of the Company Parties has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the respective Company Parties and the consummation by each of them of the transactions contemplated hereby have been duly authorized by all necessary action on the part of each such Company Party and no further action is required by any Company Party in connection herewith. This Agreement has been duly executed by each Company Party and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of each such Company Party enforceable against each such Company Party in accordance with its terms, except as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally.

b.

No Conflicts. The execution, delivery and performance by the Company Parties of this Agreement does not and will not: (i) conflict with or violate any provision of such Company Party’s certificate or articles of incorporation, bylaws or other organizational or charter documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of any Company Party, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, securities purchase agreement, debt or other instrument (evidencing Indebtedness of any Company Party or otherwise) or other understanding to which any Company Party is a party or by which any property or asset of any Company Party is bound or affected, or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or Governmental Authority to which a Company Party is subject (including federal and state securities laws and regulations), or by which any property or asset of a Company Party is bound or affected; except in the case of each of clauses (ii) and (iii), such as would not reasonably be expected to result in a Material Adverse Effect.

c.

Absence of Defaults. Other than the Subject Defaults, no Event of Default has occurred or is continuing, and each Company Party has complied in all material respects with its respective obligations under the Transaction Documents.

d.

Rule 144. For the avoidance of doubt, and to the extent applicable, the Company Parties acknowledge and agree that the holding period for purposes of Rule 144 under the U.S. Securities Act of 1933, as amended, of each of the Outstanding Notes and Warrants is not affected by this Agreement or the transactions contemplated hereby and tacks back to October 12, 2021, in the case of the First Tranche Note and the First Warrant, and January 28, 2022, in the case of the Second Tranche Note and the Second Warrant.

8.	Deliveries and Other Conditions. In connection with the transactions contemplated by this Agreement, the Company Parties shall deliver to the Holder the following:

a.	on the date of this Agreement, a duly executed PDF copy of this Agreement (and, promptly after the date hereof, “wet ink” originals of Company Parties’ signature pages to this Agreement);

b.	on or prior to October 31, 2022, the Exchange Shares; and

c.	such other documents, confirmations, agreements or other instruments reasonably requested by Holder.

9.	Transaction Documents. This Agreement is a Transaction Document.

10.

No Modification. Except as expressly set forth in this Agreement, nothing shall be deemed or construed to amend, supplement or modify the Transaction Documents or otherwise affect the rights, remedies and/or obligations of any party thereto, all of which remain in full force and effect.

11.

Successors and Assigns; Survival. This Agreement shall inure to the benefit of and be binding upon each of the parties hereto, and each of their respective successors and assigns. The representations and warranties of the Company Parties and the Holder shall survive the consummation of the transactions contemplated by this Agreement.

12.	Governing Law.

a.

Except as provided for in paragraph (b) below, this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein.

b.

To the extent that the provisions of this Agreement relate to the Account Assignment Agreement, the Control Agreement or any other Swiss law governed Security Document or any security or lien created thereunder, such provisions shall in all respects, including all the rights in rem aspects, be governed by and construed in accordance with the substantive laws of Switzerland, without regard to the principles of conflict of laws, and with respect to any dispute arising out of or in connection with such provisions, the jurisdiction clause contained in the Account Assignment Agreement, the Control Agreement or other relevant Swiss law governed Security Document shall apply mutatis mutandis.

13.

Counterparts. This Agreement may be executed in any number of counterparts, all of which shall constitute one and the same agreement, and any party hereto may execute this Agreement by signing and delivering one or more counterparts. Delivery of an executed counterpart of this Agreement electronically or by facsimile shall be effective as delivery of an original executed counterpart of this Agreement.

14.

Announcement. The Company shall file a Form 6-K announcing the terms of this Agreement and filing this Agreement as an exhibit thereto on or before 5:30 p.m. (local time in New York, New York) on the Business Day after the date of this Agreement. Following the filing of such Form 6-K the Holder shall not be deemed to be in possession of any material, non-public information of the Company.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

OBSEVA SA

By:	/s/ Will Brown
Name: Will Brown
Title: Chief Financial Officer

OBSEVA USA INC.

By:	/s/ Will Brown
Name: Will Brown
Title: Chief Financial Officer

OBSEVA IRELAND LTD.

By:	/s/ Fabien de Ladonchamps
Name: Fabien de Ladonchamps
Title: Director

OBSEVA EUROPE BV

By:	/s/ Fabien de Ladonchamps
Name: Fabien de Ladonchamps
Title: Chief Administrative Officer

JGB (CAYMAN) PORT ELLEN LTD.

By:	/s/ Brett Cohen
Name: Brett Cohen
Title: President